Exhibit 23.1

CONSENT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-82211) pertaining to the 1998 Key Employees Stock Option Plan of Sequa Corporation and in the Registration Statement (Form S-8 No. 333-118684) pertaining to the 2003 Directors Stock Award Plan of Sequa Corporation of our reports dated March 9, 2005, with respect to the consolidated financial statements and schedule of Sequa Corporation, Sequa Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Sequa Corporation, included in the Annual Report on Form 10-K for the year ended December 31, 2004.

Ernst & Young LLP

New York, New York
March 9, 2005